UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _______)

                         Simione Central Holdings, Inc.

                                (Name of Issuer)

                         Common Stock, $0.001 Par Value

                         (Title of Class of Securities)

                                    828654301

                                 (CUSIP Number)
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        Marc R. Paul, Esq., Baker & McKenzie, 815 Connecticut Ave., N.W.,
                      Washington, DC 20006 (202) 452-7000
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  March 7, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 828654301                                                  Page 2 of 5



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1     Name of Reporting Person:  John E. Reed
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2     Check the Appropriate Box if a Member of a Group                   (a) |_|
                                                                         (b) |X|
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3     SEC Use Only

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4     Source of Funds

                                                    OO

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5     Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                                    |_|

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6     Citizenship or Place of Organization
                                         United States

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7     Sole Voting Power

                                         5,635(1)

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8     Shared Voting Power

                                         560,341(1)(2)

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9     Sole Dispositive Power

                                         5,635 (1)

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10    Shared Dispositive Power

                                         560,341(1)(2)

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                         565,976 (1)(2)

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12    Check Box if the Aggregate Amount
            in Row (11) Excludes Certain Shares                              |X|

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13    Percent of Class Represented by Amount in Row (11)
                                         14.7 percent

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14    Type of Reporting Person

                                         IN

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SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Shares have been adjusted to reflect a one-for-five reverse stock split (the "Reverse Split") effective March 7, 2000.

(2) Excludes 2,267 shares of common stock which are held by Mr. Reed's wife and 3,267 shares of common stock which are held by a family trust for which he is not trustee, to which he disclaims ownership. Excludes 291,842 shares of common stock which are held by Mr. Reed as trustee for various family trusts, but for which he disclaims beneficial ownership. Includes 89,458 shares of common stock owned by Sterling Realty Trust, a Massachusetts business trust of which Mr. Reed is the trustee and of which he and a family trust are the beneficiaries. Includes 470,883 shares of common stock held by family trusts for the benefit of Mr. Reed. Does not include 400,000 shares issuable upon exercise of a warrant (the "Warrant") to issued to Mestek, Inc. ("Mestek") in the merger of MCS, Inc. ("MCS") and Simione Central Holdings, Inc. ("Simione"). Does not include approximately
    378,295 shares issuable upon an option ("Mestek Option") issued to Mestek in the MCS merger. The Mestek Option only vests as existing
    Simione options, warrants or conversion rights are exercised. Mr. Reed expressly disclaims beneficial ownership of all shares of Common Stock underlying the Warrant and the Mestek Option.

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                                                                     Page 3 of 5

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $0.001 per share ("Common Stock"), issued by Simione Central Holdings, Inc. (the "Company"), the principal executive offices of which are located at 6600 Powers Ferry Road, Atlanta, GA 30339.

Item 2.  Identity and Background

         This statement is being filed by John E. Reed, an individual whose business address is 260 North Elm Street, Westfield, Massachusetts 01085. Mr. Reed is presently employed as the President and Chief Executive Officer of Mestek, Inc. ("Mestek"). Mestek's principal business is the manufacture of heating, ventilation and air conditioning products, and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts 01085. During the last five years, Mr. Reed has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws. Mr. Reed is an American citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Reed's acquisition of the Common Stock of the Company took place pursuant to a merger (the "Merger") between the Company and MCS, Inc. ("MCS"), formerly a wholly-owned subsidiary of Mestek. In the Merger, all stockholders of MCS (including Mr. Reed) received Company Common Stock in exchange for their MCS shares. MCS stockholders received their MCS shares in a spin-off of MCS to Mestek stockholders prior to the Merger.

Item 4.  Purpose of Transaction

         Mr. Reed's acquisition of the Common Stock of the Company took place pursuant to a merger between the Company and MCS on March 7, 2000. In the Merger, all shareholders of MCS received 0.1704 shares of Company Common Stock in exchange for every share of MCS common stock. MCS has ceased its separate corporate existence.

         Other than as described in this Item 4, Mr. Reed does not have any present plans or proposals which relate to or would result in (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries, (4) any material change in the capitalization or dividend policy of the Company, (5) any other material change in the Company's business or corporate structure, (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association,
(8) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, Mr. Reed reserves the right to purchase additional securities of the Company, dispose of all or a portion of his holdings of securities of the Company, or change his intentions with respect to any of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

                  (a)-(b)  See cover page.

                  (c) See Item 3. No other transactions in the Company's Common Stock have been effected by the person named in Item 2 above within the last sixty days.
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                                                                     Page 4 of 5

                  (d)      Not Applicable.

                  (e)      Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Issuer
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         Pursuant to the Merger  Agreement,  Mr.  Reed has demand and  piggyback registration rights with respect to his shares of Simione Common Stock received in the Merger. In the event of a registration pursuant to the Merger Agreement, the Company will pay all expenses of registration.

Item 7.  Material to be Filed as Exhibits

99.1 Second Amended and Restated Agreement and Plan of Merger and Investment Agreement dated October 23, 1999 by and among MCS, Inc., Mestek, Inc., the Company, John E. Reed, Stewart B. Reed and E. Herbert Burk (incorporated herein by reference to Appendix A to the joint proxy statement/ prospectus included in the Form S-4 Registration Statement filed by the Company with the Securities and Exchange Commission (Registration No.333-96529)).

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.




/s/ John E. Reed                                     March 17, 2000
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John E. Reed                                                  Date